FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of March 2006

                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




Media
Information
BG Group plc
6 March 2006

BG Group has today announced the following management and organisation changes.

Mark Carne, currently Executive Vice President and Managing Director for Europe, is taking responsibility for a new region, Europe and Central Asia. This will include BG Group's operations in Kazakhstan. BG Group's Chief Executive Frank Chapman said: "With his extensive international exploration and production experience and his understanding of European gas markets, Mark brings ideal strengths to this key new role".

Another new region, Asia Pacific, is also being established. This will include the Group's existing activities in India, Thailand, Malaysia and the Philippines together with business development in the region. The appointment of an Executive Vice President to lead this region will be the subject of a separate announcement. Chief Executive Frank Chapman said: "Asia Pacific is a potential source of long term growth for BG Group and we are moving now to increase resources and focus on the region."

Dave Roberts, Executive Vice President and Managing Director, Asia and the Middle East, is leaving the Company to take up a position as Senior Vice President for Business Development at Marathon Oil Company. Chief Executive Frank Chapman said: "Dave has made an important contribution to BG Group. He leaves with our best wishes for the future."

There are matters discussed in this media information that are forward looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors which could cause actual results to differ from the forward looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2004.



Notes to Editors
Mark Carne is 46. Prior to joining BG Group, he held a number of senior positions with Shell, most recently as Managing Director of Brunei Shell Petroleum and Country Chairman for Shell companies in Brunei. Prior to that, he was the Asset Director responsible for Shell's UK North Sea oil production. His international experience includes a wide range of general management roles in the UK, Holland and Oman covering operations, engineering, commercial and business development.

BG Group plc is a global natural gas business. Active on five continents in over 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


Enquiries:

Communications                                              +44 (0) 118 929 3717
Out of hours media mobile:                                  +44 (0) 791 718 5707

Investor Relations           Chris Lloyd/Helen Parris/
                             Kate Bingham                   +44 (0) 118 929 3025


Website: www.bg-group.com

                                    - ends -

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: March 06, 2006                                 By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary